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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 5)

                              THE ENERGY GROUP PLC
                            (Name of Subject Company)
                             PACIFICORP ACQUISITIONS
                                   PACIFICORP
                                    (Bidders)

                         Ordinary Shares of 10p Each and
         American Depositary Shares, Each Representing 4 Ordinary Shares
                  and Evidenced by American Depositary Receipts
                         (Title of Class of Securities)

                                   292691 10 2
                      (CUSIP Number of Class of Securities)

                               Richard T. O'Brien
                                   PacifiCorp
                      Port of Portland Building, Suite 1600
                                700 NE Multnomah
                             Portland, Oregon 97232
                                 (503) 731-2000

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                    Copy to:

                               Stuart W. Chestler
                                 Stoel Rives LLP
                         900 SW Fifth Avenue, Suite 2300
                           Portland, Oregon 97204-1268
                                 (503) 294-9500

                                      14D-1

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1.   Name of reporting person

     PacifiCorp Acquisitions
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2.   Check the appropriate box if a member of a group                    (a) ___
                                                                         (b) ___

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3.   SEC Use Only


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4.   Sources of Funds

     AF, BK
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5.   Check box if disclosure of legal proceedings is required pursuant
     to Items 2(e) OR 2(f)                                                   ___

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6.   Citizenship or place of organization

     England and Wales
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7.   Aggregate amount beneficially owned by each reporting person

     45,987,079
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8.   Check box if the aggregate amount in row (7) excludes certain shares
                                                                             ___

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9.   Percent of class represented by amount in row (7)

     Approximately 8.8%
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10.  Type of reporting person

     CO
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                                       2

                                      14D-1

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1.   Name of reporting person

     PacifiCorp
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2.   Check the appropriate box if a member of a group                    (a) ___
                                                                         (b) ___

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3.   SEC Use Only


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4.   Sources of Funds

     AF, BK
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5.   Check box if disclosure of legal proceedings is required pursuant
     to Items 2(e) OR 2(f)                                                   ___

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6.   Citizenship or place of organization

     Oregon
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7.   Aggregate amount beneficially owned by each reporting person

     45,987,079
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8.   Check box if the aggregate amount in row (7) excludes certain shares
                                                                             ___

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9.   Percent of class represented by amount in row (7)

     Approximately 8.8%
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10.  Type of reporting person

     CO
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                                       3

     PacifiCorp Acquisitions and PacifiCorp hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on February 6, 1998, with respect to their offer to purchase all outstanding Ordinary Shares of 10p each and American Depositary Shares, each representing 4 Ordinary Shares and evidenced by American Depositary Receipts, of The Energy Group PLC, a public limited company organized under the laws of England and Wales, as set forth in this Amendment No. 5. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.


Item 1. Security and Subject Company.

     (b) The Statement relates to the increased offer (the "Increased Offer") by PacifiCorp Acquisitions to purchase all of the outstanding (a) Energy Group Shares and (b) Energy Group ADSs. The Increased Offer is subject to the terms and conditions set forth in the increased offer to purchase dated March 19, 1998 (the "Increased Offer to Purchase") (a copy of which is filed as Exhibit (a)(18) hereto) and the related Revised Letter of Transmittal for the Energy Group ADSs (a copy of which is filed as Exhibit (a)(19) hereto) and Revised Form of Acceptance, Authority and Election for the Energy Group Shares (a copy of which is filed as Exhibit (a)(20) hereto). Information concerning the consideration being offered therefore is set forth under the caption "The Increased Offer" in the Letter from Goldman Sachs International contained in the Increased Offer to Purchase and is incorporated herein by reference.

     (c) The information set forth under the caption "Stock Exchange quotations" in Appendix II to the Increased Offer to Purchase is incorporated herein by reference.


Item 4. Source and Amount of Funds or Other Consideration.

     (a) and (b) The information set forth under the caption "Financing of Increased Offer" in Appendix II to the Increased Offer to Purchase is incorporated herein by reference.


Item 10. Additional Information.

     (f) The information set forth in the Increased Offer to Purchase, the Revised Letter of Transmittal and the Revised Form of Acceptance, Authority and Election, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.


Item 11. Material to Be Filed as Exhibits.

     (a)(18)   Increased Offer to Purchase dated March 19, 1998.
     (a)(19)   Revised Letter of Transmittal.

     (a)(20) Revised Form of Acceptance, Authority and Election Relating to the Increased Offer.
     (a)(21)   Revised Notice of Guaranteed Delivery.
     (a)(22) Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees from Goldman, Sachs & Co.
     (a)(23) Revised Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
     (a)(24)   Press Release, dated March 16, 1998.
     (a)(25)   Notice of Withdrawal.
     (a)(26)   Press Announcement dated 18 March 1998, published in the U.K.
     (b)(5) Letter Agreement dated 3 March 1998 amending the Facility Agreement dated 3 February 1998 between PacifiCorp Services Limited, PacifiCorp Finance (UK) Limited and PacifiCorp Acquisitions as Guarantors, PacifiCorp Acquisitions as Borrower, Citibank, N.A., Goldman Sachs International and J.P. Morgan Securities Ltd. as Arrangers, Citibank, N.A., Goldman Sachs Credit Partners, L.P. and Morgan Guaranty Trust Company of New York as Original Banks, Citibank International PLC as Facility Agent, Citibank, N.A. as Security Agent and Citibank, N.A. as LC Bank.
     (b)(6) Amendment No. 1 and Consent dated as of March 3, 1998, to the Credit Agreement dated as of February 3, 1998 among PacifiCorp Group Holdings Company, PacifiCorp EnergyCo, the financial institutions party thereto as lenders, Citibank, N.A., as Paying Agent and Issuing Bank, Citicorp USA, Inc., as Collateral Agent and Citicorp Securities, Inc., Goldman Sachs Credit Partners L.P. and J.P. Morgan Securities Inc., as Arrangers.
     (b)(7) Amendment No. 1 and Consent dated as of March 3, 1998, to the Credit Agreement dated as of February 3, 1998 among PacifiCorp Powercoal LLC, the financial institutions party thereto as lenders, Citibank, N.A., as Paying Agent, Swingline Lender and Issuing Bank, Citicorp USA, Inc., as Collateral Agent and Citicorp Securities, Inc., Goldman Sachs Credit Partners L.P. and J.P. Morgan Securities Inc., as Arrangers.
     (f) The Increased Offer to Purchase, the Revised Letter of Transmittal and the Revised Form of Acceptance, Authority and Election Relating to the Increased Offer are incorporated herein by reference.

                                   SIGNATURES

     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 19, 1998

                                       PACIFICORP ACQUISITIONS



                                       By W.E. PERESSINI
                                          --------------------------------------
                                          W.E. Peressini
                                          Deputy Chief Finance Officer


                                       PACIFICORP



                                       By W.E. PERESSINI
                                          --------------------------------------
                                          W.E. Peressini
                                          Vice President and Treasurer

                                  EXHIBIT INDEX


     EXHIBIT
     NUMBER                      DESCRIPTION OF DOCUMENT

     (a)(18)   Increased Offer to Purchase dated March 19, 1998.
     (a)(19)   Revised Letter of Transmittal.
     (a)(20) Revised Form of Acceptance, Authority and Election Relating to the Increased Offer.
     (a)(21)   Revised Notice of Guaranteed Delivery.
     (a)(22) Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees from Goldman, Sachs & Co.
     (a)(23) Revised Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
     (a)(24)   Press Release, dated March 16, 1998.
     (a)(25)   Notice of Withdrawal.
     (a)(26)   Press Announcement dated 18 March 1998, published in the U.K.
     (b)(5) Letter Agreement dated 3 March 1998 amending the Facility Agreement dated 3 February 1998 between PacifiCorp Services Limited, PacifiCorp Finance (UK) Limited and PacifiCorp Acquisitions as Guarantors, PacifiCorp Acquisitions as Borrower, Citibank, N.A., Goldman Sachs International and J.P. Morgan Securities Ltd. as Arrangers, Citibank, N.A., Goldman Sachs Credit Partners, L.P. and Morgan Guaranty Trust Company of New York as Original Banks, Citibank International PLC as Facility Agent, Citibank, N.A. as Security Agent and Citibank, N.A. as LC Bank.
     (b)(6) Amendment No. 1 and Consent dated as of March 3, 1998, to the Credit Agreement dated as of February 3, 1998 among PacifiCorp Group Holdings Company, PacifiCorp EnergyCo, the financial institutions party thereto as lenders, Citibank, N.A., as Paying Agent and Issuing Bank, Citicorp USA, Inc., as Collateral Agent and Citicorp Securities, Inc., Goldman Sachs Credit Partners L.P. and J.P. Morgan Securities Inc., as Arrangers.
     (b)(7) Amendment No. 1 and Consent dated as of March 3, 1998, to the Credit Agreement dated as of February 3, 1998 among PacifiCorp Powercoal LLC, the financial institutions party thereto as lenders, Citibank, N.A., as Paying Agent, Swingline Lender and Issuing Bank, Citicorp USA, Inc., as Collateral Agent and Citicorp Securities, Inc., Goldman Sachs Credit Partners L.P. and J.P. Morgan Securities Inc., as Arrangers.
     (f) The Increased Offer to Purchase, the Revised Letter of Transmittal and the Revised Form of Acceptance, Authority and Election Relating to the Increased Offer are incorporated herein by reference.